SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements Filed Pursuant

to Section 240.13d-1(a) and Amendments Thereto Filed

Pursuant to Section 240.13d-2(a))

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )

CONDOR HOSPITALITY TRUST, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

20676Y403

(CUSIP Number)

NexPoint Hospitality Trust

c/o Highland Capital Management, L.P.

Thomas Surgent, Chief Compliance Officer

300 Crescent Court, Suite 700

Dallas, TX 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP NO. 20676Y403	13D	Page 2 of 12

1	NAME OF REPORTING PERSONS NexPoint Hospitality Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,000,729*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,729*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6**%
14	TYPE OF REPORTING PERSON (see instructions) OO

*	Includes 6,332,620 shares of Common Stock and 668,109 shares of Common Stock issuable upon the conversion of up to 925,000 shares of Series E Preferred Stock.
**

The percentage of class shown represents the voting percentage held by the Reporting Person for the Series E Preferred Stock as if converted into Common Stock based on 11,915,954 shares of Common Stock outstanding as of July 16, 2019.

CUSIP NO. 20676Y403	13D	Page 3 of 12

1	NAME OF REPORTING PERSONS NHT Operating Partnership, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,000,729*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,729*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6**%
14	TYPE OF REPORTING PERSON (see instructions) OO

*	Includes 6,332,620 shares of Common Stock and 668,109 shares of Common Stock issuable upon the conversion of up to 925,000 shares of Series E Preferred Stock.
**

The percentage of class shown represents the voting percentage held by the Reporting Person for the Series E Preferred Stock as if converted into Common Stock based on 11,915,954 shares of Common Stock outstanding as of July 16, 2019

CUSIP NO. 20676Y403	13D	Page 4 of 12

1	NAME OF REPORTING PERSONS NHT REIT Merger Sub, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,000,729*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,729*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6**%
14	TYPE OF REPORTING PERSON (see instructions) OO

*	Includes 6,332,620 shares of Common Stock and 668,109 shares of Common Stock issuable upon the conversion of up to 925,000 shares of Series E Preferred Stock.
**

The percentage of class shown represents the voting percentage held by the Reporting Person for the Series E Preferred Stock as if converted into Common Stock based on 11,915,954 shares of Common Stock outstanding as of July 16, 2019.

CUSIP NO. 20676Y403	13D	Page 5 of 12

1	NAME OF REPORTING PERSONS NHT Operating Partnership II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,000,729*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,729*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.6**%
14	TYPE OF REPORTING PERSON (see instructions) OO

*	Includes 6,332,620 shares of Common Stock and 668,109 shares of Common Stock issuable upon the conversion of up to 925,000 shares of Series E Preferred Stock.
**

The percentage of class shown represents the voting percentage held by the Reporting Person for the Series E Preferred Stock as if converted into Common Stock based on 11,915,954 shares of Common Stock outstanding as of July 16, 2019.

CUSIP NO. 20676Y403	13D	Page 6 of 12

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), and the Common Stock issuable upon the conversion of the 6.25% Series E Cumulative Convertible Preferred Stock, par value $0.01 per share (the “Series E Preferred Stock”), of Condor Hospitality Trust, Inc. (the “Company”). The principal executive offices of the Company are located at 4800 Montgomery Lane, Suite 220, Bethesda, Maryland 20814.

Item 2.	Identity and Background.

(a) This Statement is filed jointly by (i) NHT Operating Partnership, LLC (“Parent”), (ii) NHT REIT Merger Sub, LLC (“Merger Sub”), (iii) NHT Operating Partnership II, LLC (“Merger OP” and, together with Parent and Merger Sub, the “Parent Parties”) and NexPoint Hospitality Trust (“NHT” and, together with the Parent Parties, the “Reporting Persons” and each, a “Reporting Person”). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) – (c) The Parent Parties are each a limited liability company. NHT is an unincorporated, open-ended real estate investment trust. The address of the principal office of each of the Reporting Persons is 300 Crescent Court, Suite 700, Dallas, Texas 75201. The principal business of the Reporting Persons is to own and operate hospitality properties.

(d) – (f) None of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any persons listed on Schedule A hereto, have, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Parent and Merger Sub were each established under the laws of the State of Delaware. Merger OP was established under the laws of the State of Virginia. NHT was established under the laws of the Province of Ontario.

The name, business address, citizenship and present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer of the Reporting Persons are set forth in Schedule A hereto, and are incorporated herein by reference.

Item 3.	Source and Amount of Funds.

As described in response to Item 4, the Voting Agreement Shares (as defined below) to which this Statement relates have not been purchased by the Reporting Persons, and thus no funds were used for such purpose. The Reporting Persons did not pay additional consideration to the Company in connection with the execution and delivery of the Voting Agreements. To the knowledge of the Reporting Persons, no person named in Annex A hereto has expended, nor expects to expend, funds in connection with the Reporting Persons’ acquired interest in the Voting Agreement Shares.

For a description of the Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.	Purpose of Transaction.

On July 19, 2019, the Company, Condor Hospitality Limited Partnership, a Virginia limited partnership (the “Operating Partnership”), Parent, Merger Sub, and Merger OP entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, on the terms and subject to the conditions set forth therein, (a) Merger

CUSIP NO. 20676Y403	13D	Page 7 of 12

Sub will merge with and into the Company, with the Company surviving such merger as wholly owned subsidiary of Parent (the “Company Merger”) and (b) Merger OP will merge with and into the Operating Partnership, with Merger OP surviving such merger (the “Partnership Merger” and, together with the Company Merger, the “Mergers”).

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, the Parent Parties entered into separate Voting Agreements (the “Voting Agreements”) with (a) SREP III Flight – Investco, L.P., StepStone REP III (GP), LLC, StepStone Group Real Estate LP and StepStone Group Real Estate Holdings LLC and (b) each of Real Estate Strategies L.P., Efanur S.A. and Real Estate Investment Group VII L.P. (such parties are collectively referred to as, the “Stockholders”). Pursuant to the Voting Agreements, the Stockholders agreed, among other things and subject to the conditions of the Voting Agreements, to vote (a) in favor of (i) approval of the Mergers, (ii) approval and adoption of the Merger Agreement and (iii) any proposal to adjourn a meeting of the Company’s stockholders to solicit additional proxies to vote in favor of the approval of the Merger Agreement, (b) against any (i) Acquisition Proposal (as defined in the Merger Agreement) for the Company, (ii) action or agreement that would reasonably be expected to result in any condition to the consummation of the Mergers set forth in the Merger Agreement not being fulfilled and (c) action which would reasonably be expected to impede, interfere with, materially delay, materially postpone or materially adversely affect consummation of the transactions contemplated by the Merger Agreement. The Stockholders granted an irrevocable proxy to vote their shares of Common Stock and Series E Preferred Stock in accordance with the foregoing. The Stockholders also agreed to certain restrictions on transfer of their shares of Common Stock and Series E Preferred Stock as further set forth in the Voting Agreements. The Voting Agreements will terminate upon the earliest to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the date and time within 30 days following the date of the Merger Agreement as the Company’s board of directors makes a Change in Recommendation (as defined in the Merger Agreement) pursuant to Section 5.2(e)(ii) of the Merger Agreement, (iv) the termination of the Voting Agreements by mutual written consent of the parties thereto or (v) the date of any amendment, waiver or modification of the Merger Agreement without the Stockholder’s prior written consent that has the effect of (a) decreasing the Merger Consideration (as defined in the Merger Agreement), (b) changing the form of Merger Consideration (in the case of each of (a) and (b), payable to the stockholders of the Company pursuant to the Merger Agreement in effect on the date of the Voting Agreements), (c) to extend the End Date (as defined in the Merger Agreement) except as contemplated by Section 7.4 of the Merger Agreement or (d) imposing any material restrictions or additional material conditions on the consummation of the Mergers or the payment of the Merger Consideration or otherwise in a manner material and adverse to the Stockholders (except for amendments contemplated by the last sentence of Section 8.1 of the Merger Agreement).

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements, copies of which are attached hereto as Exhibits 99.2, 99.3, 99.4 and 99.5 and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) As a result of the Voting Agreements, the Reporting Persons may be deemed to beneficially own the 7,000,729 shares of Common Stock (comprised of 6,332,620 shares of Common Stock and 668,109 shares of Common Stock issuable upon the conversion of up to 925,000 shares of Series E Preferred Stock) currently owned of record by the Stockholders. Such shares represent approximately 55.6% of the Company’s Common Stock outstanding, which percentage was calculated based on 11,915,954 shares of Common Stock outstanding as of July 16, 2019 as reported in the Merger Agreement and presented as if the Stockholders had converted their shares of Series E Preferred Stock into Common Stock.

(b) Pursuant to the Voting Agreements, the Reporting Persons may be deemed to share voting power with respect to the 7,000,729 shares of Common Stock (comprised of 6,332,620 shares of Common Stock and 668,109 shares of Common Stock issuable upon the conversion of up to 925,000 shares of Series E Preferred Stock) held by the Stockholders. To the knowledge of the Reporting Persons, none of the persons listed in Schedule A hereto beneficially own any of the Company’s Common Stock.

CUSIP NO. 20676Y403	13D	Page 8 of 12

(c) Except as described above in Item 4, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Schedule A hereto have effected any transactions in the securities of the Company for the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons set forth on Schedule A hereto, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company or its subsidiaries other than the Merger Agreement and the Voting Agreements.

The description of the Merger Agreement and the Voting Agreements in Item 4 of this Statement is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

99.1	Agreement and Plan of Merger, dated as of July 19, 2019, by and among the Parent Parties, the Company and the Operating Partnership (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Condor Hospitality Trust, Inc. on July 22, 2019).

99.2	Voting Agreement, dated as of July 19, 2019, by and among the Parent Parties, SREP III – Investco, L.P., StepStone REP III (GP), LLC, StepStone Group Real Estate LP and StepStone Group Real Estate Holdings LLC (incorporated by reference to Exhibit 99.1 to the Amendment No. 3 to Schedule 13D filed jointly by SREP III – Investco, L.P., StepStone REP III (GP), LLC, StepStone Group Real Estate LP and StepStone Group Real Estate Holdings LLC on July 23, 2019).

99.3	Voting Agreement, dated as of July 19, 2019, by and among the Parent Parties and Real Estate Strategies L.P. (incorporated by reference to Exhibit 99.2 to the Amendment No. 8 to Schedule 13D filed jointly by Mr. Eduardo S. Elsztain, Consultores Assets Management S.A., Consultores Venture Capital Uruguay S.A., Agroinvestment S.A., Consultores Venture Capital Ltd., IFIS Limited, Inversiones Financieras del Sur S.A., Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, Helmir S.A., IRSA Inversiones y Representaciones Sociedad Anónima, Tyrus S.A., Jiwin S.A., Elsztain Managing Partners Ltd, Efanur S.A., Real Estate Strategies L.P. and Real Estate Investment Group VII L.P. on July 26, 2019).

99.4	Voting Agreement, dated as of July 19, 2019, by and among the Parent Parties and Efanur S.A. (incorporated by reference to Exhibit 99.1 to the Amendment No. 8 to Schedule 13D filed jointly by Mr. Eduardo S. Elsztain, Consultores Assets Management S.A., Consultores Venture Capital Uruguay S.A., Agroinvestment S.A., Consultores Venture Capital Ltd., IFIS Limited, Inversiones Financieras del Sur S.A., Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, Helmir S.A., IRSA Inversiones y Representaciones Sociedad Anónima, Tyrus S.A., Jiwin S.A., Elsztain Managing Partners Ltd, Efanur S.A., Real Estate Strategies L.P. and Real Estate Investment Group VII L.P. on July 26, 2019).

99.5	Voting Agreement, dated as of July 19, 2019, by and among the Parent Parties and Real Estate Investment Group VII L.P. (incorporated by reference to Exhibit 99.3 to the Amendment No. 8 to Schedule 13D filed jointly by Mr. Eduardo S. Elsztain, Consultores Assets Management S.A., Consultores Venture Capital Uruguay S.A., Agroinvestment S.A., Consultores Venture Capital Ltd., IFIS Limited, Inversiones Financieras del Sur S.A., Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, Helmir S.A., IRSA Inversiones y Representaciones Sociedad Anónima, Tyrus S.A., Jiwin S.A., Elsztain Managing Partners Ltd, Efanur S.A., Real Estate Strategies L.P. and Real Estate Investment Group VII L.P. on July 26, 2019).

99.6	Joint Filing Agreement.

CUSIP NO. 20676Y403	13D	Page 9 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2019

NEXPOINT HOSPITALITY TRUST

By:	/s/ Brian Mitts
Name:	Brian Mitts
Title:	Corporate Secretary

NHT OPERATING PARTNERSHIP, LLC

By:	NHT OPERATING PARTNERSHIP GP, LLC, its manager

	By:	/s/ Neil Labatte
	Name:	Neil Labatte
	Title:	Sole Member

NHT REIT MERGER SUB, LLC

By:	/s/ Brian Mitts
Name:	Brian Mitts
Title:	Chief Financial Officer and Secretary

NHT OPERATING PARTNERSHIP II, LLC

By:	/s/ Brian Mitts
Name:	Brian Mitts
Title:	Chief Financial Officer and Secretary

CUSIP NO. 20676Y403	13D	Page 10 of 12

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Agreement and Plan of Merger, dated as of July 19, 2019, by and among the Parent Parties, the Company and the Operating Partnership (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Condor Hospitality Trust, Inc. on July 22, 2019).

99.2	Voting Agreement, dated as of July 19, 2019, by and among the Parent Parties, SREP III – Investco, L.P., StepStone REP III (GP), LLC, StepStone Group Real Estate LP and StepStone Group Real Estate Holdings LLC (incorporated by reference to Exhibit 99.1 to the Amendment No. 3 to Schedule 13D filed jointly by SREP III – Investco, L.P., StepStone REP III (GP), LLC, StepStone Group Real Estate LP and StepStone Group Real Estate Holdings LLC on July 23, 2019).

99.3	Voting Agreement, dated as of July 19, 2019, by and among the Parent Parties and Real Estate Strategies L.P. (incorporated by reference to Exhibit 99.2 to the Amendment No. 8 to Schedule 13D filed jointly by Mr. Eduardo S. Elsztain, Consultores Assets Management S.A., Consultores Venture Capital Uruguay S.A., Agroinvestment S.A., Consultores Venture Capital Ltd., IFIS Limited, Inversiones Financieras del Sur S.A., Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, Helmir S.A., IRSA Inversiones y Representaciones Sociedad Anónima, Tyrus S.A., Jiwin S.A., Elsztain Managing Partners Ltd, Efanur S.A., Real Estate Strategies L.P. and Real Estate Investment Group VII L.P. on July 26, 2019).

99.4	Voting Agreement, dated as of July 19, 2019, by and among the Parent Parties and Efanur S.A. (incorporated by reference to Exhibit 99.1 to the Amendment No. 8 to Schedule 13D filed jointly by Mr. Eduardo S. Elsztain, Consultores Assets Management S.A., Consultores Venture Capital Uruguay S.A., Agroinvestment S.A., Consultores Venture Capital Ltd., IFIS Limited, Inversiones Financieras del Sur S.A., Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, Helmir S.A., IRSA Inversiones y Representaciones Sociedad Anónima, Tyrus S.A., Jiwin S.A., Elsztain Managing Partners Ltd, Efanur S.A., Real Estate Strategies L.P. and Real Estate Investment Group VII L.P. on July 26, 2019).

99.5	Voting Agreement, dated as of July 19, 2019, by and among the Parent Parties and Real Estate Investment Group VII L.P. (incorporated by reference to Exhibit 99.3 to the Amendment No. 8 to Schedule 13D filed jointly by Mr. Eduardo S. Elsztain, Consultores Assets Management S.A., Consultores Venture Capital Uruguay S.A., Agroinvestment S.A., Consultores Venture Capital Ltd., IFIS Limited, Inversiones Financieras del Sur S.A., Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, Helmir S.A., IRSA Inversiones y Representaciones Sociedad Anónima, Tyrus S.A., Jiwin S.A., Elsztain Managing Partners Ltd, Efanur S.A., Real Estate Strategies L.P. and Real Estate Investment Group VII L.P. on July 26, 2019).

99.6	Joint Filing Agreement.

CUSIP NO. 20676Y403	13D	Page 11 of 12

SCHEDULE A

EXECUTIVE OFFICERS, MANAGERS OR OTHER CONTROL PERSONS OF THE REPORTING PERSONS

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers, managers or other control persons of the Reporting Persons is set forth below. Unless otherwise noted, the principal business address of each of the executive officers, managers or other control persons is 300 Crescent Court, Suite 700, Dallas, Texas 75201. Unless otherwise noted, each executive officer, manager or other control persons of the Reporting Persons is a citizen of the United States.

NexPoint Hospitality Trust

Executive Officers

Name	Position/Present Principal Occupation or Employment Name and Business Address
James Dondero	Chief Executive Officer
Brian Mitts	Chief Financial Officer, Executive Vice President-Finance, Treasurer and Corporate Secretary
Matthew McGraner	Chief Investment Officer
Jesse Blair III	Executive Vice President, Head of Lodging
Paul Richards	Vice President, Asset Management

Trustees

Name	Position/Present Principal Occupation or Employment Name and Business Address
Neil Labatte	Lead Trustee and President and CEO of Global Dimension Capital, Inc., 325 Bay Street, Toronto, Ontario M5H 4G3, Canada
James Dondero	Trustee, Chair
Graham D. Senst	Trustee and Trustee of BSR Real Estate Investment Trust, 1400 W. Markham, Suite 202, Little Rock, Arkansas 72201

Neil Labatte and Graham D. Senst are citizens of Canada.

NHT Operating Partnership, LLC

NHT Operating Partnership, LLC is a manager-managed limited liability company. Its manager is NHT Operating Partnership GP, LLC. The sole member of NHT Operating Partnership GP, LLC is Neil Labatte. Neil Labatte’s principal occupation, employment name and business address is CEO of Global Dimension Capital, Inc., 325 Bay Street, Toronto, Ontario M5H 4G3, Canada. Neil Labatte is a citizen of Canada.

NHT REIT Merger Sub, LLC

Name	Position/Present Principal Occupation or Employment Name and Business Address
Matthew McGraner	President, Chief Executive Officer
Brian Mitts	Chief Financial Officer, Secretary

Member

NHT REIT Merger Sub, LLC is a member-managed limited liability company. The sole member is NHT Operating Partnership, LLC.

CUSIP NO. 20676Y403	13D	Page 12 of 12

NHT Operating Partnership II, LLC

Executive Officers

Name	Position/Present Principal Occupation or Employment Name and Business Address
Matthew McGraner	President, Chief Executive Officer
Brian Mitts	Chief Financial Officer, Secretary

Member

NHT Operating Partnership II, LLC is a member-managed limited liability company. The sole member is NHT Operating Partnership, LLC.